Mail Stop 4561

August 21, 2007

By U.S. Mail and facsimile to (626) 799-8996

Ming Hsieh, Chief Executive Officer
Cogent, Inc.
209 Fair Oaks Avenue
South Pasadena, CA 91030

> **Re:** **Cogent, Inc.**
> **Form 10-K/A**
> **Filed April 27, 2007**
> **File No. 000-50947**

Dear Mr. Hsieh:

We have limited our review of your Form 10-K/A to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Board Committees, page 3

1. Pursuant to Item 407(e)(2), state whether the Compensation Committee has a charter. If yes, please ensure that you comply with Instruction 2 to Item 407 of Regulation S-K.

Executive Compensation, page 5

Compensation Discussion and Analysis, page 5

2. Throughout this section and as to each compensation element, please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. From a general standpoint, it appears that the Committee relies heavily upon the extent to which compensation of your named executive officers compares to the companies against which you benchmark total direct compensation. Yet your disclosure also indicates that compensation decisions are based on achievement of business objectives, individual performance, and other internal and external factors. It is unclear how the Committee considered these factors in ultimately approving particular pieces of each named executive officers' compensation package or why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Determination of Compensation Awards, page 5

3. Please elaborate on the role of Mr. Hsieh in Cogent's compensation processes and his input during the crafting of compensation packages. For example, discuss whether or not Mr. Hsieh makes recommendations to the Compensation Committee relating to measures, targets and similar items that affect his compensation and discuss the extent to which Mr. Hsieh attends Compensation Committee meetings or meets with the consultants used by the Committee.

Benchmarking of Compensation, page 6

4. Please identify the comparable companies against which you set your benchmarks for compensation-related decisions. See Item 402(b)(2)(xiv) of Regulation S-K.

Annual Cash Bonus Awards, page 7

5. Please provide quantitative disclosure of the terms of the necessary targets and performance objectives, such as revenue and operating income, to be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that such disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. Consider disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

Equity Compensation, page 7

6. It does not appear as though you have addressed how you determine when to award equity-based compensation. See Item 402(b)(2)(iv) of Regulation S-K. Also refer to Section II.A Release 33-8732A, which discusses the concepts to consider when drafting disclosure relating to option timing.

Summary Compensation Table, page 8

7. Item 402(a)(3)(iii) of Regulation S-K requires that disclosure shall be provided for your three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving as executive officers at the end of the last completed fiscal year. Please ensure that you provide appropriate disclosure for all individuals for whom disclosure is required under Item 402 of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 10

8. Refer to the various termination and change in control arrangements you have with Mr. Kim. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the employment agreements. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

9. Please aggregate the amounts payable for each situation that would generate a payout.

Director Compensation, page 11

10. With respect to the option awards reported in column (c), clarify in the footnote the grant date fair value of each award computed in accordance with FAS 123R. See the Instruction to Item 402(k)(2)(iii)and (iv).

Procedures for Approval of Related Party Transactions, page 14

11. You provide minimal disclosure relating to the review, approval or ratification of transactions with related persons. Please provide the full disclosure required by Item 404(b) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Attorney Advisor